Exhibit 99.2

CONFIDENTIAL

March 3, 2023

Reference is made to (i) that certain Share Return Agreement, dated as of December 27, 2019 (as it may be amended from time to time in accordance with its terms, the “Share Return Agreement”), by and among Roivant Sciences Ltd. (“Roivant”), Sumitovant Biopharma Ltd. (“Sumitovant”) and Sumitomo Pharma Co., Ltd. (f/k/a Sumitomo Dainippon Pharma Co., Ltd.) (“SMP”) and (ii) that certain Agreement and Plan of Merger, dated as of October 23, 2022 (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”), by and among Myovant Sciences Ltd. (“Myovant”), Sumitovant, Zeus Sciences Ltd. (“Merger Sub”) and, solely with respect to Article IX and Annex A of the Merger Agreement, SMP, pursuant to which Merger Sub shall be merged with and into Myovant, with Myovant surviving as a wholly owned subsidiary of Sumitovant (the “Merger”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Share Return Agreement.

This letter agreement confirms our agreement that, notwithstanding anything to the contrary contained in the Share Return Agreement, subject to the following paragraph of this letter agreement, (i) as of the date hereof, Sumitovant hereby returns all of the Myovant Top-Up Shares to Roivant, (ii) upon the effectiveness of the Merger and receipt by Roivant of the Per Share Merger Consideration (as defined in the Merger Agreement) with respect to the Myovant Top-Up Shares, which consists of $27.00 per share in cash (subject to the terms and conditions of the Merger Agreement), the Share Return Agreement shall be terminated by mutual consent and of no further force and effect and (iii) in the event that the Merger Agreement is terminated in accordance with its terms, (A) Roivant will promptly (and in any event within three business days) transfer the Myovant Top-Up Shares to Sumitovant and (B) the Share Return Agreement will remain in full force and effect.

Contemporaneous with the return of the Myovant Top-Up Shares, Roivant hereby grants to Sumitovant a stock option (the “Stock Option”) to purchase a number of shares of common stock, par value $0.000017727 per share, of Myovant (“Myovant Common Shares”), then owned by Roivant up to the number of Myovant Top-Up Shares returned to Roivant pursuant to this letter agreement, at a price equal to $27.00 per Myovant Common Share. The Stock Option may be exercised by Sumitovant at any time during the period beginning on the date hereof and ending on March 31, 2023 (such period, the “Option Period”), upon written notice from Sumitovant to Roivant. In the event that Sumitovant exercises the Stock Option, the parties acknowledge and agree that the Share Return Agreement shall remain in full force and effect and the Myovant Common Shares acquired pursuant to the Stock Option shall be deemed Myovant Top-Up Shares under the Share Return Agreement and be subject to the terms and conditions of the Share Return Agreement. Roivant further agrees not to sell, assign, transfer or otherwise dispose of the Myovant Top-Up Shares during the Option Period, other than as may be mutually agreed by the parties hereto.

This letter agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral.

[Signature page follows.]

Very truly yours,

SUMITOVANT BIOPHARMA LTD.

By:	/s/ Monika Adams
Name: Monika Adams
Title: Transactions Officer

SUMITOMO PHARMA CO., LTD.

By:	/s/ Tsutomu Nakagawa
Name: Tsutomu Nakagawa
Title: Executive Officer, Senior Director, Global Corporate Strategy

Acknowledged and agreed:

ROIVANT SCIENCES LTD.

By:	/s/ Matt Maisak
Name: Matt Maisak
Title: COO, Roivant Platforms

[Signature Page to Top-Up Shares Letter Agreement]